FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

P.E

Form 6-K dated June 19, 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Press release "Turkcell Comments On The Impact Of The Pamukbank Takeover" dated June 19, 2002.

CRGH

TURKCELL

FOR IMMEDIATE RELEASE

TURKCELL COMMENTS ON THE IMPACT OF THE PAMUKBANK TAKEOVER

Istanbul, Turkey, June 19, 2002 – Turkcell (NYSE:TKC; ISE:TCELL), the leading provider of mobile communications services in Turkey, today commented on a recent development involving the Turkish Banking Supervisory Board and one of Turkcell's shareholders, Pamukbank TAS, one of the largest private banks in Turkey.

The Turkish Banking Supervisory Board today took control of Pamukbank, citing a failure to meet capital requirements. Following the announcement of the takeover by the Turkish Banking Supervisory Board, the Istanbul Stock Exchange temporarily suspended the trading of all listed companies held by the Cukurova Group, the majority owner of Pamukbank, including Turkcell. The New York Stock Exchange also halted trading of Turkcell's ADRs.

Currently, Pamukbank has approximately an 8% stake in Turkcell. "Turkcell has limited business relationship with Pamukbank and has no short/long term loans or letters of guarantee outstanding," said Muzaffer Akpınar, CEO of Turkcell. "Turkcell does not anticipate that the takeover will have an adverse impact on our operations or our leading position in the market."

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 12.7 million postpaid and prepaid customers as of March 31, 2002. Turkcell had revenues of US$454.0 million and adjusted EBITDA of US$160.3 million as of March 31, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants and 99.5% of the towns with more than 5,000 inhabitants as of March 31, 2002. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service.

For further information please contact:

Turkcell

Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Citigate Dewe Rogerson

Europe

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

United States
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstadqcitigatedr-ny.com
patrick.hughes@citigatedr-ny.com

Internet: www.turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletisim Hizmetleri A.S.

Date:

By: Muzaffer Akpinar
Chief Executive Officer